712 Fifth Avenue

New York, New York 10019

(212) 957-5000

Douglas J Wetmore

Executive Vice President

Chief Financial Officer

May 11, 2011

W. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:	Griffon Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed November 17, 2010

Response Letter Dated April 21, 2010

File No. 1-06620

Dear Mr. Cash:

We acknowledge receipt of your comment letter dated April 29, 2011 with respect to the above referenced filing (the “Comment Letter”). Please note that we first became aware of the Comment Letter when we received it via U.S. mail on May 10, 2011.

Pursuant to yesterday’s conversation between Mr. Kevin Stertzel and Mr. Brian G. Harris, our Chief Accounting Officer, we requested, and Mr. Stertzel agreed, that an extension of an additional ten business days for the Company to respond to the Comment Letter is appropriate in light of the fact that Griffon first received the Comment Letter on May 10, 2011. As requested by Mr. Stertzel, we are hereby submitting such request in writing. We intend to submit our response to the Comment Letter on or before May 27, 2011, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (212) 957-5003.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Douglas J. Wetmore